

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2023

Gerri Henwood
President and Chief Executive Officer
Baudax Bio, Inc.
490 Lapp Road
Malvern, PA 19355

      Re: Baudax Bio, Inc.
           Registration Statement on Form S-3
           Filed June 28, 2023
           File No. 333-272994

Dear Gerri Henwood:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jordan Nimitz at 202-551-5831 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and Services

cc: Jennifer Porter, Esq.